PRESS RELEASE

FINAL RELEASE — FOR DISTRIBUTION

Navios Maritime Holdings Inc. Announces
Long-Term Time Charter for new Ultra-Handymax

PIRAEUS, GREECE, December 4, 2006 — Navios Maritime Holdings Inc. (‘‘Navios’’) (NASDAQ: BULK, BULKU, BULKW), a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities including iron ore, coal and grain, announced today that it has secured a three year time charter-out for a new Ultra-Handymax, the Navios Primavera, for $20,046 per day.

The Navios Primavera is a 53,500 DWT vessel that is currently under construction and is expected to be delivered in May 2007. Navios also has a purchase option on the vessel as part of its long term charter-in agreement.

’’We have capitalized on our long term charter-in fleet by locking in charter hire before the physical delivery of the vessel. This arrangement demonstrates the flexibility of our business model and our ability to capitalize on the current healthy market environment,’’ said Ms. Angeliki Frangou, Chairman and CEO of Navios.

As a result of this latest charter, Navios has extended the coverage of its long term fleet to 76% for 2007 and 40% for 2008.

Navios has grown its owned fleet over the last 15 months from six vessels to 16 vessels, a increase of 167%, of which five vessels were acquired in 2006. As of November 29, 2006, the Company had eight remaining purchase options on its 17 chartered-in vessels, including purchase options on four of the six vessels still to be delivered, and many of these purchase options are at prices below the current market value for the vessels. In August and November of 2006, Navios exercised the option to purchase two of its chartered-in vessels, which will bring the Company’s owned fleet to 18 vessels by March 2007.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. is a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece, South Norwalk, Connecticut and Montevideo, Uruguay. Navios’ stock is listed in the NASDAQ’s National Market System where its Common Shares, Units and Warrants trade under the symbols ‘‘BULK’’, ‘‘BULKU’’, ‘‘BULKW’’, respectively. Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

Safe Harbor

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Navios’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

Public & Investor Relations Contact:
Navios Maritime Holdings Inc.
Investor Relations
212-279-8820
investors@navios.com

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